Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
J.P. Morgan REIT Operating Partnership, L.P.	Delaware
Savannah Terminal Realty Company LLC	Delaware
Bristol Trailer Realty Company LLC	Delaware
Bristol Trailer Intermediate LLC	Delaware